EXHIBIT 21.1

List of Subsidiaries of Array Technologies, Inc.

The following sets forth a simplified list of our corporate structure as of December 31, 2020.

Subsidiary Name	State or Country of Incorporation
High Desert Finance LLC	DE
ATI Investment Holdings, Inc.	DE
ATI Investment Sub, Inc.	DE
Array Tech, Inc. (f/k/a Array Technologies, Inc.)	NM
Array Technologies International Pty Ltd	AU
Array Technologies Patent Holding Co., LLC	NM